Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Envista Holdings Corporation for the registration of shares of its Common Stock, Preferred Stock, Debt Securities, Warrants, Stock Purchase Contracts and Stock Purchase Units and to the incorporation by reference therein of our reports dated February 12, 2026, with respect to the consolidated financial statements of Envista Holdings Corporation, and the effectiveness of internal control over financial reporting of Envista Holdings Corporation, included in its Annual Report (Form 10-K) for the year ended December 31, 2025 and the financial statement schedule of Envista Holdings Corporation included therein, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Irvine, California

November 9, 2026